SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

AMENDMENT NO. 2

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of the

FEDERATIVE REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2022

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issues	Amount as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Maria Luiza Ribeiro Viotti

Ambassador

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20001

Copies to:

Eli Whitney Debevoise II, Esq.

Gregory Harrington, Esq.

Arnold & Porter Kaye Scholer LLP

601 Massachusetts Ave NW

Washington, DC 20001

*	The Registrant is filing this Amendment No. 2 to the annual report on a voluntary basis.

This amendment to the annual report of the Federative Republic of Brazil on Form 18-K for the year ended December 31, 2022 comprises:

(a)	Pages numbered 1 to 4 consecutively.

(b)	The following exhibits:

Exhibit 1:	Recent Developments in the Registrant as of January 22, 2024

Exhibit 2:	Terms Agreement, dated January 22, 2024, between the Federative Republic of Brazil and the Underwriters, relating to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054, which incorporates, and modifies certain provisions of, the Underwriting Terms dated January 2024

Exhibit 3:	Names and Addresses of the Underwriters

Exhibit 4:	Form of 6.125% Global Bonds due 2034

Exhibit 5:	Form of 7.125% Global Bonds due 2054

Exhibit 6:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054

Exhibit 7:	Opinion of the Attorney of the National Treasury with respect to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054

This amendment to the annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant, the Federative Republic of Brazil, has duly caused this annual report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasilia, Brazil on the 29th day of January, 2024.

By:	/s/ Fabiola Inez Guedes de Castro Saldanha
Name: Fabiola Inez Guedes de Castro Saldanha
Title: Attorney of the National Treasury of Brazil

EXHIBIT INDEX

Exhibit 1:	Recent Developments in the Registrant as of January 22, 2024

Exhibit 2:	Terms Agreement, dated January 22, 2024, between the Federative Republic of Brazil and the Underwriters, relating to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054, which incorporates, and modifies certain provisions of, the Underwriting Terms dated January 2024

Exhibit 3:	Names and Addresses of the Underwriters

Exhibit 4:	Form of 6.125% Global Bonds due 2034

Exhibit 5:	Form of 7.125% Global Bonds due 2054

Exhibit 6:	Opinion of Arnold & Porter Kaye Scholer LLP with respect to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054

Exhibit 7:	Opinion of the Attorney of the National Treasury with respect to the 6.125% Global Bonds due 2034 and the 7.125% Global Bonds due 2054

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